TRANSGLOBE ENERGY CORPORATION

CONSISTENT GROWTH

THIRD INTERIM REPORT
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006



For the three and nine months ended September 30, 2006



TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce its financial and operating results for the three and nine month periods ended September 30, 2006. **All dollar values are expressed in United States dollars unless otherwise stated.** Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of crude oil.

HIGHLIGHTS

- **$7.4 million net income in Q3-2006 ($0.12 per diluted share).**

- **$12.7 million cash flow from operations in Q3-2006 ($0.21 per diluted share).**

- **Tasour 22ST on production at 8,000+ Bopd (1,100+ Bopd to TransGlobe).**

- **Godah #3 tested 1,511 Bopd (209 Bopd to TransGlobe).**

- **Godah field on production, October 27.**

- **Wadi Bayhan #2 tested 3.5 MMcfd and 35 Bpd of condensate.**

- **3-D seismic programs underway on Block S-1 and Block 32.**

- **Egypt, first 3 year extension approved effective July 18.**

Corporate Summary

The Company's total production during the third quarter of 2006 averaged 4,952 Boepd, a 1% increase from the second quarter of 2006. The increase in production over Q2-2006 is a result of a 25% increase in production at Block 32 from Tasour #22ST drilled in Q3-2006. The increase was offset by a 5% decline at Block S-1 due to water production in the western portion of the field, and a 10% reduction in Canada due to unscheduled third party pipeline and facility maintenance.

The Company is forecasting significantly higher production in the fourth quarter from increases at Block 32 (full quarter of production from Tasour #22ST and commencement of Godah production) and from Canada (pipeline connections from new wells and the commissioning of a new compressor). These production increases are expected to result in a December exit production rate over 6,000 Boed.



FINANCIAL AND OPERATING UPDATE

($000's, except per share, price and volume amounts)

	Three Months Ended Sept. 30			Nine Months Ended Sept. 30		
Financial	**2006**	2005	Change	**2006**	2005	Change
Oil and gas revenue	**28,190**	28,796	(2)%	**82,159**	65,570	25%
Oil and gas revenue, net of royalties	**18,542**	19,147	(3)%	**52,450**	44,469	18%
Operating expense	**2,761**	2,786	(1)%	**7,388**	7,608	(3)%
General and administrative expense	**665**	653	2%	**2,372**	1,911	24%
Stock-based compensation	**324**	128	153%	**912**	578	58%
Depletion, depreciation and accretion expense	**4,903**	5,190	(6)%	**13,571**	12,893	5%
Income taxes	**2,769**	2,606	6%	**6,819**	5,730	19%
Cash flow from operations**	**12,662**	13,142	(4)%	**36,315**	29,474	23%
Basic per share	**0.22**	0.23		**0.62**	0.51	
Diluted per share	**0.21**	0.22		**0.60**	0.49	
Net income	**7,366**	7,539	(2)%	**21,469**	15,519	38%
Basic per share	**0.13**	0.13		**0.37**	0.27	
Diluted per share	**0.12**	0.13		**0.35**	0.26	
Capital expenditures	**13,654**	10,855	26%	**35,838**	23,100	55%
Working capital	**9,293**	9,943	(7)%	**9,293**	9,943	(7)%
Common shares outstanding						
Basic (weighted average)	**58,682**	58,168	1%	**58,627**	57,723	2%
Diluted (weighted average)	**60,552**	60,212	1%	**60,588**	60,102	1%

Production and Sales Volumes						
Total production (Boepd) (6:1)*	**4,952**	5,285	(6)%	**4,964**	4,944	0%
Total sales (Boepd) (6:1)*	**4,952**	5,533	(11)%	**4,998**	4,966	1%
Oil and liquids (Bopd)	**4,290**	4,742	(10)%	**4,296**	4,313	0%
Average price ($ per barrel)	**66.40**	58.60	13%	**64.17**	49.70	29%
Gas (Mcfpd)	**3,975**	4,749	(16)%	**4,213**	3,917	8%
Average price ($ per Mcf)	**5.38**	7.35	(27)%	**5.95**	6.55	(9)%
Operating expense ($ per Boe)	**6.06**	5.47	11%	**5.41**	5.61	(4)%

* The differences in production and sales volumes result from inventory changes at Block S-1, Yemen
** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

OPERATIONS UPDATE

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

    During the third quarter the first exploration well of 2006 was drilled targeting Alif, Lam and fractured Basement prospects at Wadi Bayhan. The Wadi Bayhan #2 exploration well, which commenced drilling July 11, was drilled to a total depth of 2,726 meters. The well was vertically drilled through the Alif and Lam formations and then directionally drilled at an angle of 70° to target a fractured Basement prospect. The Alif and Basement targets had no hydrocarbon indications and were not tested. Tests were conducted on both the upper and lower Lam formations.

Wadi Bayhan #2 tested a 29.0 meter portion of the upper Lam sandstone section at a flowing rate of 3.5 million cubic feet per day of natural gas and 35 barrels of condensate per day on a 28/64 inch choke at a flowing pressure of 850 psi. The test has confirmed natural gas in the upper Lam formation of Wadi Bayhan #2. Additional drilling will be required to determine if a commercial upper Lam oil pool exists in the down dip position from Wadi Bayhan #2, similar to that found at An Nagyah.

In the lower Lam, a 28.0 meter interval was perforated to evaluate a potential oil column which was identified on wireline logs, pressure surveys and drilling shows. The poorer quality lower Lam formation did not flow after perforation and was not stimulated. Better quality lower Lam sandstones were encountered below the oil/water contact. There is potential to drill in an updip position which would bring better quality lower Lam sandstones into the oil column.

Following Wadi Bayhan #2, the drilling rig was moved to an exploration prospect at Osaylan West. Drilling commenced on October 15 and is expected to take 40 to 60 days to complete. The Osaylan West well is targeting an Alif and Lam prospect located approximately 3.0 km south of Wadi Bayhan and 20 km west northwest of An Nagyah.

A large 610 square kilometer 3-D seismic acquisition program commenced in mid-July on the southeast part of Block S-1 with a planned completion date of mid-2007. It is anticipated that the new 3-D seismic program will provide a number of new exploration prospects for drilling in late 2007 and 2008.

Production

Production from Block S-1 averaged 10,048 Bopd (2,512 Bopd to TransGlobe) during the third quarter of 2006. Production from Block S-1 is expected to average 9,600 to 10,000 Bopd for the remainder of the year. Production has been choked back to the 10,000 Bopd level in response to an increase in water production in several horizontal wells located in the western portion of the field. This increase in water production has been attributed in part to localized pressure drawdowns in the western portion of the field. The choked back wells have responded favorably with water cut stabilizing. The Joint Venture Group budgeted a project to utilize natural gas from the An Naeem pool to maintain reservoir pressure in the An Nagyah pool and to enhance oil recovery. The proposed project (subject to Ministry approval), includes the extraction of stabilized condensate (natural gas liquids or NGL's) from both the An Naeem gas and the An Nagyah solution gas currently being injected. It is expected that condensate extracted from the injection gas will contribute 600 to 1,000 Bpd to production in late 2007/early 2008.

In addition, the operator is currently evaluating a cycling scheme to produce additional gas liquids from the An Naeem pool in conjunction with the neighboring Block 20. If the cycling project is recommended and approved this fall, it is expected that production could commence in late 2008.

Quarterly 2006 An Nagyah Production (Bopd)

	Q-1	Q-2	**Q-3**
Gross field production rate	11,000	10,636	**10,048**
TransGlobe working interest	2,750	2,659	**2,512**
TransGlobe net (after royalties)	1,631	1,467	**1,735**
TransGlobe net (after royalties and tax)*	1,423	1,266	**1,546**

* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government's share of production sharing oil

Block 32, Republic of Yemen (13.81087% working interest)

Operations and Exploration

Two oil wells were drilled during the third quarter at Tasour #22ST and Godah #3. The Tasour #22ST well encountered oil bearing upper Qishn S-1A, S-1B and S-1C sands in a crestal position on the eastern edge of the Tasour field. The well was completed and placed on production as a Qishn S-1A oil producer with an initial production rate of 6,440 Bpd of oil and 2,766 Bpd of water (889 barrels of oil to TransGlobe). The production rate was later increased to 8,000 Bopd. The Tasour #22ST was side tracked to its current position following a Sarr/Qishn test offsetting Tasour #21 on the southeastern portion of the field. A test of the Qishn formation confirmed that the southeastern area of Tasour is in communication with the existing producers in the field and is being effectively drained. The Sarr prospect was not successful.

The Godah #3 appraisal well is located approximately 1,100 meters to the west/southwest of Godah #1. Godah #3 was production tested from a five meter interval at a stabilized rate of 1,511 barrels of oil per day and 122 thousand cubic feet per day of gas (maximum test pump capacity). The well was suspended as an oil producer and will be placed on production during the fourth quarter of 2006.

The Godah #4 well, located approximately 3 kms east/northeast of Godah #1 (1 km north/northeast of Godah #2) was drilled to a total depth of 1,771 m. The well encountered the S-1A reservoir 19 meters structurally lower than Godah #2, below the oil/water contact for the Godah field. The well was cased and suspended as a potential water injector. The drilling rig will be moved to Tasour #24, a development well on the western area of the Tasour field.

A 275 square kilometer 3-D seismic acquisition program commenced in September 2006. The 3-D seismic program consists of two parts. The first part of the program will cover the Godah field and extend to the eastern boundary of Block 32 (210 square kilometers). A second part will cover an area northwest of Tasour (65 square kilometers). The new 3-D seismic should assist in the development of the Godah field and in the exploration drilling planned for the eastern portion of Block 32 and northwest of Tasour.

Production

The Tasour field averaged 10,673 Bopd (1,474 Bopd to TransGlobe) during the third quarter of 2006, an increase of 25% over the previous quarter. The increase is attributed to the Tasour 22ST Qishn oil well, which commenced production on August 29. The Tasour field averaged 15,500 Bopd (2,142 Bopd to TransGlobe) in September. It is expected that production from the Tasour field will average approximately 12,000 Bopd for the balance of 2006.

During the third quarter, production equipment was installed to produce Godah #2 and #3. Godah #2 commenced production on October 27, and is producing at an initial pumping rate of 998 Bpd of oil (138 Bpd of oil to TransGlobe). Production from Godah #3 is expected to commence during the next week. The Godah production facility is pipeline connected to the existing oil sales export line which passes through the Godah field. Produced water will be trucked to the Tasour Central Production Facility ("CPF") for treatment and disposal until the first quarter of 2007 when a 23 km pipeline to the Tasour CPF should be operational. It is expected that the Godah field will be fully developed over the next two years.

Quarterly 2006 Tasour Production (Bopd)

	Q-1	Q-2	**Q-3**
Gross field production rate	9,427	8,522	**10,673**
TransGlobe working interest	1,302	1,177	**1,474**
TransGlobe net (after royalties)	982	675	**766**
TransGlobe net (after royalties and tax)*	874	508	**532**

* Under the terms of the Block 32 PSA royalties and taxes are paid out of the government's share of production sharing oil

Block 72, Republic of Yemen (33% working interest)

The 255 km of new 2-D seismic data acquired at the end of 2005 has been processed, along with 500 km of existing 2-D seismic data. Interpretation and mapping is completed. The first of two exploration wells is scheduled to commence drilling in December of 2006.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

Processing and interpretation of the 800 km of 2-D seismic data acquired during the first quarter of 2006 is now completed. Two firm wells (Narmer #1 and Set #1) and one optional well (West Narmer #1) have been approved by the Joint Venture Partners and the government. All three proposed wells are in the Nuqra sub basin in the central part of the Nuqra Block. The Company has located a suitable drilling rig and is currently in the process of preparing the necessary contracts and receiving government approvals. It is expected that the rig will be available to commence drilling in the first quarter of 2007.

The Company elected to proceed with the first three year extension to the exploration period, effective July 18, 2006. This extension requires a mandatory relinquishment of 25% of the Block and completion of a two well drilling program, with a minimum expenditure of $4.0 million over a period of three years. The Company has received approval of the first exploration extension and the proposed area for relinquishment. The area relinquished was considered non-prospective by the Company. The total area of the Nuqra Block 1 concession is approximately 5.5 million acres following the relinquishment. In addition, TransGlobe has fulfilled the original $6 million farm-in commitment (100%) and will pay 60% of future program expenditures until first production.

Upon expiry of the first three year extension (July 17, 2009), there is an option to proceed with a second three year extension and work program. The second exploration extension requires a mandatory relinquishment of 25% of the original Block and completion of a two well drilling program, with a minimum expenditure of $5.0 million over a final three year term. Exploitation of discovered commercial fields will continue under a Development Lease for a further 20 years.

Canada

Operations and Exploration

The primary focus for the third quarter was the completion, testing and tie-in of wells drilled in the first half of the year and preparations for the Nevis coal bed methane ("CBM") drilling program. Work was hampered by unseasonably wet conditions in the Nevis and Morningside areas. During the third quarter, no new wells were drilled in Canada. Subsequent to the quarter, the Company drilled 10 (9.1 net) Horseshoe Canyon CBM wells in the Nevis area. Completion, equipping and pipeline work is underway on the Nevis CBM program, with production expected to commence during November.

The Company has participated in 16 (11.7 net) wells to the end of September 2006, resulting in 5 oil wells, 10 gas wells and 1 dry hole. The 10 Horseshoe Canyon CBM wells drilled during October brings the Canadian well count to 26 (20.8 net) wells. The Company acquired an additional 9,600 net acres of Crown mineral rights in central Alberta during the quarter.

Production

Production averaged 966 Boepd during the third quarter of 2006. Production during the quarter was curtailed due to continued restrictions on the TransCanada pipeline system associated with system maintenance and an unscheduled two week shut in of a third party operated gas facility in the Nevis area.

Approximately 450 Boepd of natural gas production in the Nevis area was shut-in from September 21 to late October in response to low natural gas prices. This short term reduction resulted in higher net returns when prices returned to the anticipated C$5 to C$6/Mcf level. In mid-September a new compressor at Nevis was commissioned which added an incremental 200-300 Boepd of production from existing producers and provides additional capacity for the CBM production. One gas well at Morningside and the solution gas from four oil wells at Nevis were pipeline connected during late September. The wells were placed on production throughout October, although wet conditions have limited the ability to truck oil in the Nevis area. The Company is targeting to exit the year at 2,000+ Boepd in Canada.

Quarterly 2006 Canadian Production (Boepd)

	Q-1	Q-2	**Q-3**
TransGlobe working interest	975	1,079	**966**
TransGlobe net (after royalties)	798	910	**808**

MANAGEMENT'S DISCUSSION AND ANALYSIS



October 27, 2006

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the three and nine months ended September 30, 2006 and 2005, the audited financial statements and MD&A for the year ended December 31, 2005 included in the Company's annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where indicated as being another currency). Additional information relating to the Company, including the Company's Annual Information Form, is on SEDAR at www.sedar.com.

Forward Looking Statements

This MD&A may include certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Non-GAAP Measures

This document contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than "cash flow from operation activities" as determined in accordance with Generally Accepted Accounting Principles (GAAP). Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Net operating income is a non-GAAP measure that represents revenue net of royalties and operating expenses. Management believes that net operating income is a useful supplemental measure to analyse operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

Use of Boe Equivalents

The calculations of barrels of oil equivalent ("Boe") are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

OUTLOOK

TransGlobe has projected a 2006 capital budget of $54 million, which increased from the original budget of $45.3 million due to additional seismic and facility work planned for Block S-1 and the Godah development on Block 32.
  • In the first nine months of 2006, the Company spent $35.8 million of the capital budget.

Production increases in the fourth quarter are expected from the start-up of the Godah field on Block 32, Yemen and from Canada when pipeline connections for new wells are completed. The anticipated production increases should result in a 2006 average production rate of approximately 5,200 to 5,300 boepd. This is down slightly from the estimate at the start of 2006 (5,300 to 5,600 Boepd) due to delays in pipeline connections for Canadian wells and due to the shut-in of some Canadian production because of low gas prices. The December average production rate ("exit rate") is expected to be over 6,000 Boepd with the additions from Godah wells, the restart of production from the shut-in Canadian wells and the tie-in of new Canadian CBM wells.
  • Production volumes averaged 4,964 Boepd in the first nine months of 2006.

At the start of 2006 TransGlobe projected cash flow from operations for 2006 to be between $43 and $45 million based on an average dated Brent oil price of $55.00/Bbl and an average AECO gas price of C$7.50/Mcf. The Company expects to exceed this target (projected at $47 to $49 million) due to high oil prices experienced in the first ten months of 2006. The gas price realized in the first ten months of 2006 was lower than TransGlobe's budgeted number of C$7.50. However, natural gas production represents only 14% of the Company's total production.
  • Cash flow from operations in the first nine months of 2006 was $36.3 million.

SELECTED QUARTERLY FINANCIAL INFORMATION

($000's, except per share, price and volume amounts)	2006			2005	
	Q-3	Q-2	Q-1	Q-4	Q-3
Average production volumes (Boepd)*	4,952	4,915	5,026	5,132	5,285
Average sales volumes (Boepd)*	4,952	5,522	4,515	4,935	5,533
Average price ($/Boe)	61.88	62.17	55.93	54.58	56.57
Oil and gas sales	28,190	31,238	22,730	24,781	28,796
Oil and gas sales, net of royalties	18,542	18,600	15,308	14,442	19,147
Cash flow from operations**	12,662	12,356	11,297	8,603	13,142
Cash flow from operations per share					
- Basic	0.22	0.21	0.19	0.15	0.23
- Diluted	0.21	0.20	0.19	0.14	0.22
Net income	7,366	7,246	6,857	4,331	7,539
Net income per share					
- Basic	0.13	0.12	0.12	0.07	0.13
- Diluted	0.12	0.12	0.11	0.07	0.13
Total assets	110,883	105,816	92,596	86,286	77,576

* The differences in production and sales volumes result from inventory changes at Block S-1, Yemen

** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

In Q2-2006 the Company entered into a new marketing contract with Occidental Petroleum Corporation. All of the Company's Block S-1 oil inventory was sold during May 2006, resulting in higher sales volumes for Q2-2006. As expected and consistent with prior years, royalties at Block 32, Yemen decreased to 25% in Q1-2006 resulting in an increased cash flow from operations for Block 32. The Block 32 Production Sharing Agreement ("PSA") allows for the recovery of capital costs over a two year period with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year through reduced royalties and taxes paid to the government.

Cash flow from operations and net income increased 2% to $12,662,000 and 2% to $7,366,000 respectively, in Q3-2006 compared to Q2-2006 mainly as a result of:
- a reduction in royalties on Block S-1, Yemen, offset by a 10% decrease in sales volumes due to all the inventory at Block S-1 being sold in Q2-2006.

RESULTS OF OPERATIONS

Cash flow from operations decreased by 4% in Q3-2006 compared to Q3-2005 mainly as a result of a 10% decrease in sales volumes.

Cash Flow From Operations Analysis

	$000's	$ Per Share Diluted	% Variance
Q3-2005 Cash flow from operations**	13,142	0.12	-
Volume variance	(3,166)	(0.05)	(24)
Price variance	2,561	0.04	19
Royalties	-	-	-
Expenses:			
Operating	25	-	-
Cash general and administrative	(56)	-	-
Current income taxes	9	-	-
Realized foreign exchange gain (loss)	67	-	-
Settlement of asset retirement obligations	(1)	-	-
Other	81	-	1
Change in weighted average number of diluted shares outstanding	-	-	-
Q3-2006 Cash flow from operations**	**12,662**	**0.21**	**(4)**

** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

Net income decreased 2% in Q3-2006 compared to Q3-2005 mainly as a result of the above decreases in cash flow from operations.

OPERATING RESULTS

Daily Volumes, Working Interest Before Royalties

			Three Months Ended September 30		Nine Months Ended September 30	
			2006	2005	**2006**	2005
Yemen	- Oil production	Bopd	**3,986**	4,210	**3,958**	4,076
	- Inventory change	Bopd	**-**	248	**33**	22
Yemen	- Oil sales	Bopd	**3,986**	4,458	**3,991**	4,098
Canada	- Oil and liquids	Bopd	**304**	284	**305**	215
	- Gas sales	Mcfpd	**3,975**	4,749	**4,213**	3,917
Canada		Boepd	**966**	1,076	**1,007**	868
Total sales		Boepd	**4,952**	5,533	**4,998**	4,966

Consolidated Net Operating Results

	Consolidated			
	Nine Months Ended September 30, 2006		Nine Months Ended September 30, 2005	
($000's, except per Boe amounts)	**$**	**$/Boe**	$	$/Boe
Oil and gas sales	**82,159**	**60.21**	65,570	48.36
Royalties	**29,709**	**21.77**	21,101	15.56
Operating expenses	**7,388**	**5.41**	7,608	5.61
Net operating income*	**45,062**	**33.03**	36,861	27.19

	Consolidated			
	Three Months Ended September 30, 2006		Three Months Ended September 30, 2005	
($000's, except per Boe amounts)	**$**	**$/Boe**	$	$/Boe
Oil and gas sales	**28,190**	**61.88**	28,796	56.57
Royalties	**9,648**	**21.17**	9,649	18.96
Operating expenses	**2,761**	**6.06**	2,786	5.47
Net operating income*	**15,781**	**34.65**	16,361	32.14

* Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with the Ministry of Oil and Minerals ("MOM") in the Republic of Yemen (Q3-2006 - $2,598,000, $5.70/Boe, Q3-2005 - $2,607,000, $5.12/Boe), (Q1, Q2 and Q3-2006 - $6,618,000, $4.85/Boe, Q1, Q2 and Q3-2005 - $5,673,000, $4.18/Boe).

Segmented Net Operating Results

In 2006 the Company operated in two geographic areas, segmented as the Republic of Yemen and Canada. Also, the Company has start-up operations in a third geographic segment, Arab Republic of Egypt. MD&A will follow under each of these segments.

Republic of Yemen

($000's, except per Boe amounts)	Nine Months Ended September 30, 2006		Nine Months Ended September 30, 2005	
	$	$/Boe	$	$/Boe
Oil sales	70,639	64.83	55,938	50.00
Royalties	27,788	25.50	19,464	17.40
Operating expenses	5,252	4.82	6,067	5.42
Net operating income*	37,599	34.51	30,407	27.18

($000's, except per Boe amounts)	Three Months Ended September 30, 2006		Three Months Ended September 30, 2005	
	$	$/Boe	$	$/Boe
Oil sales	24,525	66.88	24,329	59.32
Royalties	9,052	24.68	8,866	21.62
Operating expenses	2,078	5.67	2,115	5.15
Net operating income*	13,395	36.53	13,348	32.55

* Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with MOM in the Republic of Yemen (Q3-2006 - $2,598,000, $7.09/Boe; Q3-2005 - 2,607,000, $6.36/Boe), (Q1, Q2 and Q3-2006 - $6,618,000, $6.07/Boe; Q1, Q2 and Q3-2005 - $5,673,000, $5.07/Boe).

Net operating income in Yemen increased 24% in the first nine months of 2006 compared to the same period of 2005 primarily as a result of the following:

• Oil sales increased 26% mainly as a result of the following:
    1. Oil prices increased by 30%.
    2. Sales volumes decreased 3% in the first nine months of 2006 primarily as a result of production decreases on Block 32 due to natural declines and CPF fluid handling and facility constraints offset by increases at Block S-1.

Daily Volumes, Working Interest Before Royalties	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005	
	Bopd	Bopd	% Change
Block S-1 - production	2,640	2,037	30
- inventory change	33	22	50
Block S-1 - sales	2,673	2,059	30
Block 32 - sales	1,318	2,039	(35)
Total sales	3,991	4,098	(3)

Daily Volumes, Working Interest Before Royalties	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	
	Bopd	Bopd	% Change
Block S-1 - production	2,512	2,235	12
- inventory change	-	248	-
Block S-1 - sales	2,512	2,483	1
Block 32 - sales	1,474	1,975	(25)
Total sales	3,986	4,458	(11)

- Royalty costs increased 43% in the first nine months of 2006 compared to the same period of 2005. Royalties as a percentage of revenue (royalty rate) increased to 39% in the first nine months of 2006 compared to 35% in the first nine months of 2005. This was a result of an increase in Block S-1 royalty rate due to recovery of the Company's historical exploration cost pools at the end of Q3-2005. Royalty rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSA's allow for the recovery of operating and capital costs through a reduction in the MOM share of oil production.

- Operating expenses on a Boe basis decreased 11% in the first nine months of 2006 compared to the same period of 2005 mainly as a result of the following:
  1. Block 32 operating expenses averaged $4.48 per barrel in the first nine months of 2006 compared to $5.32 per barrel in the first nine months of 2005 primarily due to decreased diesel costs. A diesel topping plant was constructed in 2005 to manufacture diesel from produced crude oil which reduced diesel costs significantly on a go forward basis. The plant became operational in December 2005.
  2. Block S-1 operating costs averaged $4.99 per barrel in the first nine months of 2006 compared to $5.58 per barrel in the first nine months of 2005. This reduction is a reflection of increased production volumes and commissioning of the pipeline in June 2005.

Canada

($000's, except per Boe amounts)	Nine Months Ended September 30, 2006		Nine Months Ended September 30, 2005	
	$	$/Boe	$	$/Boe
Oil sales	2,174	61.47	1,411	51.16
Gas sales ($ per Mcf)	6,847	5.95	7,001	6.55
NGL sales	2,439	51.14	1,170	37.60
Other sales	60	-	50	-
	11,520	41.92	9,632	40.65
Royalties	1,921	6.99	1,637	6.91
Operating expenses	2,136	7.77	1,541	6.50
Net operating income	7,463	27.16	6,454	27.24

($000's, except per Boe amounts)	Three Months Ended September 30, 2006		Three Months Ended September 30, 2005	
	$	$/Boe	$	$/Boe
Oil sales	821	65.66	588	59.38
Gas sales ($ per Mcf)	1,966	5.38	3,213	7.35
NGL sales	859	55.66	643	39.78
Other sales	19	-	23	-
	3,665	41.23	4,467	45.17
Royalties	596	6.70	783	7.92
Operating expenses	683	7.69	672	6.79
Net operating income	2,386	26.84	3,012	30.46

Net operating income in Canada increased 16% in the nine months ended September 30, 2006 compared to the same period of 2005 primarily as a result of the following:

- Sales increased 20% mainly as a result of the following:
    1. Sales volumes increased 16% as a direct result of successful drilling in 2005.
    2. Commodity prices increased 3% on a Boe basis.
- Royalty costs increased 1% on a Boe basis. Royalties as a percent of revenue were consistent at 17% in the nine months ended September 30, 2006 compared to the same period of 2005. During the third quarter, the Alberta Government announced it is discontinuing the Alberta Royalty Tax Credit program effective January 1, 2007. As a result, the Company's royalties will be increased by C$500,000 in 2007.
- Operating costs increased 20% on a Boe basis mainly as a result of three well workovers at Nevis and overall general increases to all services due to a very competitive oil and gas environment in Canada.

COMMODITY CONTRACTS

TransGlobe uses hedge arrangements as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs.

During the third quarter 2005 the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling). Pursuant to Canadian generally accepted accounting principles, the Company has fair valued these hedge transactions. As at September 30, 2006, the estimated fair value of the unrealized hedge transactions is a liability of $2,000, which results in an unrealized $85,000 loss being recorded to the income statement for the first nine months of 2006.

The Company will only incur realized gains or losses on these hedge transactions when the dated Brent monthly average oil price is below $50 per barrel or above $77.93 per barrel during the calendar year of 2006, or if the Company sells the contract.

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")

($000's, except per Boe amounts)	Nine Months Ended September 30, 2006		Nine Months Ended September 30, 2005	
	$	$/Boe	$	$/Boe
G&A (gross)	4,218	3.09	3,303	2.44
Capitalized G&A	(1,569)	(1.15)	(1,272)	(0.94)
Overhead recoveries	(277)	(0.20)	(120)	(0.09)
G&A (net)	2,372	1.74	1,911	1.41

($000's, except per Boe amounts)	Three Months Ended September 30, 2006		Three Months Ended September 30, 2005	
	$	$/Boe	$	$/Boe
G&A (gross)	1,291	2.83	1,093	2.14
Capitalized G&A	(507)	(1.11)	(398)	(0.78)
Overhead recoveries	(119)	(0.26)	(42)	(0.08)
G&A (net)	665	1.46	653	1.28

General and administrative expenses increased 24% (23% increase on a sales Boe basis) in the first nine months of 2006 compared to the same period of 2005 as a result of the following:

- Personnel and office overhead costs increased due to additional staff.
- Public company costs increased mainly due to the Company preparing for the new Sarbanes Oxley compliance requirements.
- Capitalized general and administrative expenses increased mainly as a result of expansion in the Egypt operations and overhead recoveries increased due to the increased capital activity in Canada.
- The strengthening of the Canadian dollar against the United States dollar increased net G&A costs by $0.09 per Boe through currency conversion.

STOCK-BASED COMPENSATION

The Company records a compensation expense over the vesting period based on the fair value of options granted to employees and directors. Non-cash stock-based compensation expense amounted to $912,000 in the first nine months of 2006 compared to $578,000 in the same period of 2005.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE ("DD&A")

($000's, except per Boe amounts)	Nine Months Ended September 30, 2006		Nine Months Ended September 30, 2005	
	$	$/Boe	$	$/Boe
Republic of Yemen	8,338	7.65	10,326	9.34
Canada	5,208	18.95	2,564	10.82
Arab Republic of Egypt	25	-	3	-
	13,571	9.95	12,893	9.51

($000's, except per Boe amounts)	Three Months Ended September 30, 2006		Three Months Ended September 30, 2005	
	$	$/Boe	$	$/Boe
Republic of Yemen	3,060	8.34	3,998	9.92
Canada	1,831	20.60	1,190	12.03
Arab Republic of Egypt	12	-	2	-
	4,903	10.76	5,190	10.20

In Yemen, DD&A on a Boe basis decreased 18% in the first nine months of 2006 compared to the same period of 2005 primarily as a result of decreased finding and development costs in Yemen.

In Yemen (Block 72) and Egypt (Nuqra Block 1) unproven property costs of $2,218,000 and $6,732,000 respectively, were excluded from costs subject to depletion and depreciation in Q3-2006.

In Canada, DD&A on a Boe basis increased 75% in the first nine months of 2006 compared to the same period of 2005 primarily as a result of increased finding and development costs in Canada.

INCOME TAXES

($000's)	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Current income tax	6,618	5,673
Future income tax	201	57
	6,819	5,730

Current income tax expense in the first nine months of 2006 of $6,618,000 and $5,673,000 in the comparable period of 2005 represents income tax incurred and paid under the laws of Yemen pursuant to the PSA on Block 32 and Block S-1. The increase in current tax is primarily the result of increased sales revenue in Yemen. The income tax expense in Yemen as a percent of revenue was 9% in the first nine months of 2006 compared to 10% in the same period of 2005. No income tax was paid in Canada during 2005 or 2006.

The future income tax expense was $201,000 in the first nine months of 2006 and $57,000 in the comparable period of 2005. There relate to a non-cash expense for tax to be incurred in the future as Canadian tax pools reverse.

CAPITAL EXPENDITURES/DISPOSITIONS

Capital Expenditures

						Nine Months Ended	
							Sept. 30, 2005
			Sept. 30, 2006				
($000's)	Land and Acquisition	Geological and Geophysical	Drilling and Completions	Facilities and Pipelines	Other	**Total**	Total
Republic of Yemen							
Block S-1	-	19	6,320	4,808	165	**11,312**	9,772
Block 32	-	-	3,842	244	30	**4,116**	3,740
Block 72	-	418	251	-	70	**739**	572
	-	437	10,413	5,052	265	**16,167**	14,084
Canada	1,505	176	8,497	4,905	343	**15,426**	7,854
Arab Republic of Egypt	-	3,108	191	-	946	**4,245**	1,162
	1,505	3,721	19,101	9,957	1,554	**35,838**	23,100

On Block S-1 in Yemen, the Company drilled 5 wells (An Nagyah #19, #20, #21 and #22, Wadi Bayhan #2) and continued working on CPF construction and expansion. On Block 32, the Company drilled 5 wells (Godah #1, #2, #3, Tasour #21 and #22). On Block 72, the Company continued to define drilling leads through seismic acquisition and processing.

In Canada, the Company drilled 16 wells (11.7 net) mainly in the Nevis, Morningside and Thorsby areas. Also, the Company carried out completion and testing work on 10 wells, tied-in 6 wells and added compression equipment, mainly in the Nevis area.

In Egypt, the Company completed the field seismic acquisition on Nuqra Block 1 on April 5, 2006. The processing of seismic was completed in July. Interpretation and mapping of the seismic were completed and drilling locations were selected.

OUTSTANDING SHARE DATA

Common shares issued and outstanding as at September 30, 2006 are 58,682,439.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company's ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and repay debt. TransGlobe's capital programs are funded principally by cash provided from operating activities.

The following table illustrates TransGlobe's sources and uses of cash during the periods ended September 30, 2006 and 2005:

Sources and Uses of Cash

	Nine Months Ended September 30	
($000's)	**2006**	2005
Cash sourced		
Cash flow from operations*	**36,315**	29,474
Issue of common shares	**209**	1,015
	36,524	30,489
Cash used		
Exploration and development expenditures	**35,838**	23,100
Other	**506**	48
	36,344	23,148
Net cash	**180**	7,341
Decrease in non-cash working capital	**(2,717)**	(1,873)
Increase (decrease) in cash and cash equivalents	**(2,537)**	5,468
Cash and cash equivalents - beginning of period	**12,221**	4,988
Cash and cash equivalents - end of period	**9,684**	10,456

* Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

Funding for the Company's capital expenditures in the third quarter of 2006 was provided by cash flow from operations and working capital.

Working capital is the amount by which current assets exceed current liabilities. At September 30, 2006 the Company had working capital of $9,293,000, zero debt and an unutilized loan facility of $25,000,000. Accounts receivable increased primarily due to two months of revenue receivable for Block S-1 at September 2006 compared to one month's revenue receivable at December 2005. There was no inventory at September 30, 2006 since all Block S-1 production had been sold. Accounts payable were consistent with 2005.

The Company expects to fund its approved 2006 exploration and development program of $54 million ($36 million incurred to September 30, 2006) through the use of working capital and cash flow. The use of credit facilities or equity financing during 2006 are expected to be utilized only to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity. The principal commitments of the Company are as follows:

($000's)	Three Months	Twelve Months			
	2006	2007	2008	2009	2010
Office and equipment leases	81	288	397	420	414

In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders' fee to third parties in the amount of $281,000.

Pursuant to the Company's farm-in agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6 million before July 1, 2009 to earn its 50% working interest. As at September 30, 2006, the Company has met this commitment. During the quarter the Company entered into the first three year extension period which requires the completion of a two well drilling program with a minimum expenditure of $4.0 million over a period of three years. As part of this extension, the Company issued a $4.0 million letter of credit (expiring March 4, 2010) to guarantee the Company's performance under the extension period. This letter of credit is secured by a guarantee granted by Export Development Canada in the amount of $2.4 million representing the Company's share of the $4 million.

Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4 million ($1.32 million to TransGlobe) during the first exploration period of 30 months (expiring January 12, 2008) for exploration work consisting of seismic acquisition (completed) and two exploration wells (planned for Q4-2006 and Q1-2007).

On behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer

October 27, 2006

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
REVENUE				
Oil and gas sales, net of royalties	**$ 18,542**	$ 19,147	**$ 52,450**	$ 44,469
Unrealized gain (loss) on commodity contracts (Note 6)	**132**	(211)	**(85)**	(211)
Other income	**84**	3	**208**	12
	18,758	18,939	**52,573**	44,270
EXPENSES				
Operating	**2,761**	2,786	**7,388**	7,608
General and administrative	**665**	653	**2,372**	1,911
Stock-based compensation	**324**	128	**912**	578
Foreign exchange (gain) loss	**(30)**	37	**42**	31
Depletion, depreciation and accretion	**4,903**	5,190	**13,571**	12,893
	8,623	8,794	**24,285**	23,021
Income before income taxes	**10,135**	10,145	**28,288**	21,249
Income taxes - current	**2,598**	2,607	**6,618**	5,673
- future	**171**	(1)	**201**	57
	2,769	2,606	**6,819**	5,730
NET INCOME	**7,366**	7,539	**21,469**	15,519
Retained earnings (deficit), beginning of period	**33,268**	7,295	**19,165**	(685)
RETAINED EARNINGS, END OF PERIOD	**$ 40,634**	$ 14,834	**$ 40,634**	$ 14,834
Net income per share (Note 5)				
- Basic	**$ 0.13**	$ 0.13	**$ 0.37**	$ 0.27
- Diluted	**$ 0.12**	$ 0.13	**$ 0.35**	$ 0.26

See accompanying notes to these consolidated financial statements.



CONSOLIDATED BALANCE SHEETS

(Unaudited - Expressed in thousands of U.S. Dollars)

	September 30, 2006	December 31, 2005
ASSETS		
Current		
Cash and cash equivalents	**$ 9,684**	$ 12,221
Accounts receivable	**10,256**	7,414
Oil inventory	**-**	436
Prepaid expenses	**550**	463
Unrealized commodity contracts (Note 6)	**-**	83
	20,490	20,617
Property and equipment		
Republic of Yemen	**39,175**	30,898
Canada	**42,320**	30,261
Arab Republic of Egypt	**6,732**	2,512
	88,227	63,671
Future income tax asset	**1,759**	1,886
Deferred financing costs (Note 7)	**407**	112
	$ 110,883	$ 86,286
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 11,195**	$ 11,146
Unrealized commodity contracts (Note 6)	**2**	-
	11,197	11,146
Asset retirement obligations (Note 3)	**1,974**	1,503
	13,171	12,649
Commitments and Contingencies (Note 8)		
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	**49,234**	48,922
Contributed surplus	**2,660**	1,908
Cumulative translation adjustment	**5,184**	3,642
Retained earnings	**40,634**	19,165
	97,712	73,637
	$ 110,883	$ 86,286

See accompanying notes to these consolidated financial statements.

Approved by the Board:

Ross G. Clarkson, Director

Lloyd W. Herrick, Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net income	**$ 7,366**	$ 7,539	**$ 21,469**	$ 15,519
Adjustments for:				
Depletion, depreciation and accretion	**4,903**	5,190	**13,571**	12,893
Stock-based compensation	**324**	128	**912**	578
Future income taxes	**171**	(1)	**201**	57
Amortization of deferred financing costs	**31**	75	**143**	216
Unrealized hedging (gain) loss (Note 6)	**(132)**	211	**85**	211
Settlement of asset retirement obligations	**(1)**	-	**(66)**	-
Changes in non-cash working capital	**(3,654)**	(568)	**(1,655)**	1,226
	9,008	12,574	**34,660**	30,700
FINANCING				
Issue of common shares for cash	**-**	301	**209**	1,015
Deferred financing costs	**(438)**	15	**(438)**	(17)
Changes in non-cash working capital	**169**	-	**169**	(24)
	(269)	286	**(60)**	974
INVESTING				
Exploration and development expenditures:				
Republic of Yemen	**(7,498)**	(7,410)	**(16,167)**	(14,084)
Canada	**(5,855)**	(3,047)	**(15,426)**	(7,854)
Arab Republic of Egypt	**(301)**	(398)	**(4,245)**	(1,162)
Changes in non-cash working capital	**(2,041)**	1,223	**(1,231)**	(3,075)
	(15,695)	(9,632)	**(37,069)**	(26,175)
Effect of exchange rate changes on cash and cash equivalents	**(38)**	(2)	**(68)**	(31)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(6,994)**	3,226	**(2,537)**	5,468
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**16,678**	7,230	**12,221**	4,988
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 9,684**	$ 10,456	**$ 9,684**	$ 10,456
Supplemental Disclosure of Cash Flow Information				
Cash interest paid	**$ -**	$ -	**$ -**	$ -
Cash taxes paid - Republic of Yemen	**$ 2,598**	$ 2,607	**$ 6,618**	$ 5,673

See accompanying notes to these consolidated financial statements.

(Unaudited - Expressed in U.S. Dollars)

1. Basis of presentation

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and subsidiaries ("TransGlobe" or the "Company") for the three month and the nine month periods ended September 30, 2006 and 2005 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2005, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe's annual report for the year ended December 31, 2005. Interim results are not necessarily indicative of the results expected for the fiscal year. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2. Changes in accounting policies

Non-monetary transactions
Effective January 1, 2006, the Canadian Institute of Chartered Accountants (CICA) Section 3831 "Non-Monetary Transactions" was adopted by the Company which replaced Section 3830 of the same name. The standard, which harmonizes Canadian generally accepted accounting principles with the United States Financial Accounting Standards Board (FASB) Statement 153 Exchanges of Non-Monetary Assets, requires that all non-monetary transactions are measured based on fair value unless the transaction lacks commercial substance or is an exchange of product or property held for sale in the ordinary course of business. A transaction is determined to have commercial substance if it causes an identifiable and measurable change in the economic circumstances, or expected cash flows, of the entity. The guidance was effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006.

Implicit variable interests
Effective January 1, 2006, Emerging Issues Committee (EIC) Abstract 157 "Implicit Variable Interests" was adopted by the Company. The Abstract harmonizes Canadian generally accepted accounting principles with the United States FASB Staff Position (FSP) FIN 46(R)-5 Implicit Variable Interests. Implicit variable interests are implied financial interests in an entity and act the same as an explicit variable interest except they involve the absorbing and or receiving of variability indirectly from the entity rather than directly. The adoption of EIC Abstract 157 had no effect on the Company's consolidated financial statements.

Conditional asset retirement obligations
Effective April 1, 2006, EIC Abstract 159 "Accounting for Conditional Asset Retirement Obligations" was adopted by the Company. The Abstract, which is harmonized with the equivalent United States FASB Interpretation 47 (Accounting for Conditional Asset Retirement Obligations), clarifies the accounting for conditional asset retirement obligations where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. Although these uncertainties affect the fair value of the liability, they do not relieve an entity from the requirement to record a liability, if it can be reasonably determined. The adoption of EIC Abstract 159 had no effect on the Company's consolidated financial statements.

3. Asset retirement obligations

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties:

(000's)	
Asset retirement obligations, December 31, 2005	$ 1,503
Liabilities incurred during period	383
Liabilities settled during period	(66)
Accretion	88
Foreign exchange loss	66
Asset retirement obligations, September 30, 2006	$ 1,974

At September 30, 2006, the estimated total undiscounted amount required to settle the asset retirement obligations was $2,746,000. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to nine years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5%.

4. Share capital

The Company is authorized to issue unlimited number of common shares with no par value.

Continuity of common shares (000's)	Shares	Amount
Balance, December 31, 2005	58,473	$ 48,922
Stock options exercised	210	209
Transfer from contributed surplus related to stock options exercised		103
Balance, September 30, 2006	58,683	$ 49,234

Continuity of stock options (000's)	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2005	3,361	$ 2.76
Granted	177	4.60
Exercised	(210)	0.92
Cancelled	(33)	(6.10)
Balance, September 30, 2006	3,295	$ 2.94

Stock-based compensation

Compensation expense of $912,000 has been recorded in the consolidated statements of income and retained earnings (deficit) in the nine months ended 2006 (2005 - $578,000). The fair values of all common stock options granted are estimated on the date of grant using the lattice-based binomial option pricing model in 2006, and the Black-Scholes option-pricing model prior to 2006. The weighted average fair value of options granted during 2006 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (C$)	**2.27**
Risk-free interest rate (percent)	**4.3**
Expected life (years)	**5**
Expected volatility (percent)	**50**
Expected dividend yield (percent)	**0**
Early exercise factor (percent)	**25**
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	**(0%/10%/20%/30%/40%)**

5. Per share amounts

In calculating the net income per share basic and diluted, the following weighted average shares were used:

(000's)	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Weighted average number of shares outstanding	**58,682**	58,168	**58,627**	57,723
Shares issuable pursuant to stock options	**2,657**	2,811	**2,680**	3,144
Shares to be purchased from proceeds of stock options under treasury stock method	**(787)**	(767)	**(719)**	(765)
Weighted average number of diluted shares outstanding	**60,552**	60,212	**60,588**	60,102

The treasury stock method assumes that the proceeds received from the exercise of "in-the-money" stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and nine month periods ended September 30, 2006, we excluded 1,211,000 and 1,109,000 options respectively (2005 - 64,000 and 64,000, respectively) because their exercise price was greater than the period average common share market price in this period.

6. Financial instruments

The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

The estimated fair value of unrealized commodity contracts is reported on the consolidated balance sheet with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the transactions outstanding as at September 30, 2006 with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

7. Bank debt

The Company entered into an Amended and Restated Credit Agreement on July 18, 2006 in the amount of $55,000,000, with the initial borrowing base established at $25 million, expiring July 18, 2009. The credit agreement bears interest at the Eurodollar Rate plus three percent and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts and certain covenants, among other things. At September 30, 2006 $Nil (2005 - $Nil) was drawn on these loan facilities.

During the quarter ended September 30, 2006, the Company spent $438,000 to secure the loan facility, of which $31,000 was amortized to the income statement and the remaining $407,000 was deferred and will be amortized to income over the term of the loan facility.

8. Commitments and contingencies

Pursuant to the Nuqra Concession Agreement in the Arab Republic of Egypt, the Company and its partners have entered into the first three year extension period which requires the completion of a two well drilling program with a minimum expenditure of $4.0 million over a period of three years. As part of this extension, the Company made the mandatory relinquishment of 25% of the Block and issued a $4.0 million letter of credit (expiring March 4, 2010) to guarantee the Company's performance under the extension period. This letter of credit is secured by a guarantee granted by Export Development Canada in the amount of $2.4 million representing the Company's share of the $4 million.

9. Segmented information

(000's)	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Oil and gas sales, net of royalties				
Republic of Yemen	**$ 15,473**	$ 15,463	**$ 42,851**	$ 36,474
Canada	**3,069**	3,684	**9,599**	7,995
	18,542	19,147	**52,450**	44,469
Operating expenses				
Republic of Yemen	**2,078**	2,115	**5,252**	6,067
Canada	**683**	671	**2,136**	1,541
	2,761	2,786	**7,388**	7,608
Depletion, depreciation and accretion				
Republic of Yemen	**3,060**	4,000	**8,338**	10,329
Canada	**1,831**	1,190	**5,208**	2,564
Arab Republic of Egypt	**12**	-	**25**	-
	4,903	5,190	**13,571**	12,893
Segmented income before the following:				
Republic of Yemen	**10,335**	9,348	**29,261**	20,078
Canada	**555**	1,823	**2,255**	3,890
Arab Republic of Egypt	**(12)**	-	**(25)**	-
	10,878	11,171	**31,491**	23,968
Other income	**84**	3	**208**	12
Unrealized gain (loss) on commodity contracts	**132**	(211)	**(85)**	(211)
	11,094	10,963	**31,614**	23,769
General and administrative	**665**	653	**2,372**	1,911
Stock-based compensation	**324**	128	**912**	578
Foreign exchange (gain) loss	**(30)**	37	**42**	31
Income taxes	**2,769**	2,606	**6,819**	5,730
Net income	**$ 7,366**	$ 7,539	**$ 21,469**	$ 15,519

CORPORATE INFORMATION



OFFICERS AND DIRECTORS

Robert A. Halpin[1,2,3]
Director, Chairman of the Board

Ross G. Clarkson
Director, President & CEO

Lloyd W. Herrick
Director, Vice President & COO

Erwin L. Noyes[2,3,4]
Director

Geoffrey C. Chase[1,2,4]
Director

Fred J. Dyment[1,3,4]
Director

David C. Ferguson
Vice President, Finance, CFO & Secretary

Edward Bell
Vice President, Exploration

1 Audit Committee
2 Reserves Committee
3 Compensation Committee
4 Governance and Nominating Committee

STOCK EXCHANGE LISTINGS

TSX: TGL
AMEX: TGA

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
Calgary, Toronto, Vancouver

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

BANKER

Standard Bank Plc
London, England

AUDITOR

Deloitte & Touche LLP
Calgary, Alberta

EVALUATION ENGINEERS

DeGolyer and MacNaughton Canada Limited
Calgary, Alberta

EXECUTIVE OFFICES

TransGlobe Energy Corporation
#2500, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada, T2P 3H5

Telephone: (403) 264-9888
Facsimile: (403) 264-9898
Website: www.trans-globe.com
E-mail: trglobe@trans-globe.com

The above includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.






